vFinance, Inc.
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           3010 North Military Trail, Suite 300, Boca Raton, FL 33431

February 23, 2007

Filed under Edgar

Mr. Michael Volley
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: vFinance, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File #001-11454

Dear Mr. Volley:

We have reviewed your comment letter dated February 22, 2007 and have completed the responses as per your instructions. The officers of vFinance, Inc. (the "Company") greatly appreciate the assistance granted in order to examine the complexities of both the comments made by the Securities and Exchange Commission (the "Commission") and the underlying issues themselves.

In connection with responding to your comments, the Company acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

General

Comment 1.

Please tell us how you determined that the financial statements were not required to be furnished in accordance with Rule 3-05 of Regulations S-X related to your acquisition of certain assets of Sterling Financial Investment Group, Inc. and Sterling Financial Group of Companies, Inc.

Response:

Under EITF 98-3 Paragraph 6(e), in order for the assets purchased to be considered a business, such assets must contain all of the processes necessary for the assets to continue to conduct business operations on their own after the transfer, including strategic management processes, operational processes and resource management processes.

The assets we acquired were not self sustaining. They only consisted of customers, salespersons and traders. No management or compliance personnel were acquired. Consequently, the acquired asset lacked general business support and could not be classified as a business entity. Therefore, we concluded that Regulation S-X Section 210.3-05 did not apply to this select asset purchase.

vFinance, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005
Page 2 of 2
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Comment 2.

We note that you have proposed to restate your financial statements to correct for various errors. Please ensure that your corrections are made as of the earliest periods reported in your filing and that your corrections are appropriately reflected in the selected financial data presented in accordance with Item 301 of Regulation S-K. Please provide the disclosure required by paragraph 26 of SFAS 154 and mark applicable financial statements as restated. Also consider the need to file an Item 4.02 8-K.

Response:

We acknowledge the need to restate all years reflected in the financials as well as changes that may affect as many as five years that are reflected on the selected financial data section as indicated in Regulation S-K section 301. We will clearly denote all corrections as is indicated in paragraph 26 of SFAS 154 and consider the need to file an Item 4.02 Form 8-K.

Comment 3.

Intangible Asset, p. F-10

Please refer to your response to comment 2 in your letter dated February 2, 2007. You propose to restate your financial statements to correct the useful life of customer relationships acquired in the Equity Station acquisition. Please ensure that you provide the disclosures required by paragraph 44 and 45 of SFAS 142, as appropriate.

Response:

We will ensure that the requirements indicated by paragraphs 44 and 45 of SFAS 142 will be incorporated into our disclosure.


We believe that we have addressed all of your comments and we are hopeful that we can bring this matter to a close quickly. It is our intention to incorporate all of the adjustments for both prior and current years adjustments into the Selected Financial Data, our financial statements and our notes to the financial statements, along will any and all necessary supporting schedules to support and clearly explain changes to our shareholders in the filing of our Form 10-K for the Fiscal Year Ended December 31, 2006, on or before March 31, 2007. We do not intend to file any amended Form 10K-SB's for prior years.


Sincerely,


Alan B. Levin
Chief Financial Officer
vFinance, Inc.